UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

February 7, 2024

Pursuant to the provisions of Article 30 of the Sole Ordered Text of the Securities Market Law, approved by Supreme Decree No. 020-2023-EF, and by the Regulation of Relevant and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, AENZA S.A.A. (the “Company”) hereby informs the market, as a Relevant Information Communication, of the following:

A.	That, on February 1, 2024, the capital increase by monetary contributions communicated by the Company through the Relevant Information Communication of December 12, 2023, December 15, 2023, and December 26, 2023 (the “Capital Increase”), was registered in the Company’s corporate public registry. In this regard, in compliance with the provisions of the Regulation of Relevant and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, attached hereto are: (i) the public deed of the Capital Increase, executed by the Public Notary of Lima, Luis Dannon Brender, on December 28, 2023; and, (ii) the entry B00017 of Entry No. 11028652 of the Company’s Corporate Public Registry of Lima, which certifies the registration of the Capital Increase.

B.	On February 15, 2024, the 174,984,912 common shares resulting from the Capital Increase will be delivered to their holders. The delivery date has been determined in compliance with the provisions of the Regulation on Cut-Off, Registration and Delivery Date, approved by Resolution CONASEV No. 069-2006-EF/94.10 and amended by Resolution SMV No. 007-2017-SMV/01.

In accordance with the applicable legislation, the common shares resulting from the Capital Increase will be dematerialized in the records of CAVALI S.A. I.C.L.V. In this regard, the holders of the common shares are urged to confirm, through their broker-dealer, the dematerialization and book-entry in a timely manner.

Likewise, on the same date mentioned above, the final physical certificates will be available to the holders who require them. The final physical certificates will be available to the beneficiaries at the Company’s offices, located at Abel Bergasse Du Petit Thouars Avenue No. 4957, district of Miraflores, province and department of Lima, through the following contact person:

Contact: Paola Pastor Aragón,

Mail: paola.pastor@aenza.com.pe

Telephone: 951 211 549

In order to proceed with the delivery of the final physical certificates, the interested parties must present a copy of their identity document in the case of natural persons and, in the case of legal entities, a copy of the following documents: (i) letter of instruction signed by the legal representative of the legal entity with legalized signatures requesting the delivery of the physical definitive certificates to a specific representative; (ii) legalized copy of the power of attorney empowering to request the issuance of the physical definitive certificates; (iii) validity of power of attorney of the legal representative not older than thirty (30) days; and (iv) copy of the legal representative’s identity document.

Important Information

The preemptive subscription certificates resulting from the Capital Increase, as well as the shares to be issued upon the exercise of the subscription rights embodied in such certificates and those to be issued as a result of a potential private offering of the remaining unsubscribed shares after the preemptive subscription rounds have not been and will not be registered under the U.S. Securities Act of 1933, or under the securities laws of any state or jurisdiction outside of Peru.

In this regard, the securities to be issued will be made available to investors only in Peru pursuant to the provisions of applicable Peruvian legislation (Law No. 26887 - General Corporations Law, LMV and Law No. 27287 - Securities Law), as amended from time to time, and may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in or into the United States of America under the securities laws of that country or in other jurisdictions where such offering, sale, resale, transfer, delivery or distribution is prohibited. In addition, the shares to be issued may not be offered, sold, or subscribed for except in a transaction that is exempt from, or not subject to, the registration requirements of the U.S. Securities Act of 1933.

This communication is not an offer to sell or a solicitation of an offer to buy any securities in the United States or to U.S. persons.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	February 7, 2024

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